December 31, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	United America Indemnity, Ltd. Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed: November 10, 2008 File #000-50511
Dear Mr. Rosenberg,
We have received the letter sent by the Securities and Exchange Commission dated December 12, 2008. We are considering your comments and intend to furnish a letter with our response by January 9, 2009.
Please contact me if you have any questions.
Respectfully,
/s/ Thomas McGeehan
Thomas McGeehan
Interim Chief Financial Officer
United America Indemnity, Ltd.

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